                                                               EXHIBIT (a)(1)(I)

For Immediate Release

WATSON ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD FOR SCHEIN PHARMACEUTICAL ACQUISITION

CORONA, CA - June 21, 2000 - Watson Pharmaceuticals, Inc. (NYSE: WPI) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing Watson to proceed with its proposed acquisition of Schein Pharmaceutical, Inc. (NYSE: SHP).

     As previously announced, pursuant to its merger agreement with Schein, Watson commenced a tender offer on June 6, 2000 to purchase all of the outstanding shares of Schein for $19.50 per share. The offer is conditioned upon, among other things, the valid tender of at least 24,500,000 shares of Schein common stock or approximately 74% of the outstanding shares of Schein. The tender offer is scheduled to expire at midnight, New York City Time, on Monday, July 3, 2000, unless the offer is extended. Following consummation of the tender offer, the merger agreement provides for the acquisition by Watson of the remaining shares of Schein in a merger between Schein and a wholly owned subsidiary of Watson. The tender offer is expected to close in early July of this year, while the merger is expected to close in September of this year.

     Watson Pharmaceuticals, Inc., headquartered in Corona, CA, is engaged in the development, manufacture and sale of proprietary and off-patent pharmaceutical products. Watson's proprietary business currently enjoys a top-tier position in the fields of dermatology and women's health, with a supporting business in the general products segment. Its generic portfolio consists of more than 90 products, three tentative product approvals and 16 products pending approval. Watson capitalizes on its proven ability to support the development and commercialization of a broad range of proprietary and off-patent pharmaceutical products.

     Schein Pharmaceutical, Inc., headquartered in Florham Park, NJ, has a diverse portfolio of both brand and generic products. Schein integrates its product development expertise, its diverse, high-volume production capacity and direct sales and marketing force to capitalize on the commercialization of products. Schein's brand products group has developed an expertise in the management of anemia in nephrology and seeks to expand that expertise to other therapeutic areas, including iron management. In addition, Schein develops, manufactures, and markets a broad generic product line. Schein manufactures approximately 100 products, five tentative product approvals and 11 products pending approval. Schein seeks to enhance its internal product development, manufacturing and marketing efforts through various strategic collaborations.


     This press release contains certain statements of a forward-looking nature relating to future events or future business performance. Any such statements that refer to Watson's or Schein's estimated or anticipated future results, product development efforts or performance or other non-historical facts are forward-looking and reflect each company's current perspective of existing trends and information. Such forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, risks related to the consummation of the proposed acquisition, risks associated with the integration of the Watson and Schein businesses after consummation of the proposed acquisition, and such other risks and uncertainties detailed in each company's filings with the Securities and Exchange Commission.

     This release and past press releases of Watson Pharmaceuticals, Inc. are available at Watson's web site at http://www.watsonpharm.com. In addition, Watson's press releases are available through PR Newswire's Company News On-Call fax service at (800) 758-5804, extension 112856, and at http://www.prnewswire.com.

                                      # # #